Nearwater Capital Markets, Limited (NCML) – History of Form SBSE Updates		
Date	**Section(s)**	**Update Description**
October 25, 2022	Execution page and Schedule A	Replace James Peterson with Anthony Bertoldo as Senior Officer
	Sch. D (11B Record)	New entry for JP Morgan Securities
August 29, 2023	Sch. A (Direct Owners and Executive Officers)	Named Scott Kimmel as Chief Compliance Officer.
Dec. 6, 2023	Sch. A (Direct Owners and Executive Officers)	Named Ursula Clay as Chief Compliance Officer
Beginning in July 2024, due to a tech issue in EDGAR which the SEC Tech Filer Unit was working on, NCML was unable to file amendments to its FORM SBSE online. It was again able to do so on Sept. 27 and made the following updates:		
Sept. 27, 2024	Sch. D (11B Record)	New entry for BMO Capital Markets Corp.
	Sch. D (11B Record)	New entry for Morgan Stanley & Co. LLC
	Sch. D (11A Record)	New entry for DBcom Consulting